Mail Stop 3561

March 8, 2007

Via Fax & U.S. Mail

Mr. Oscar Munoz
Executive Vice President and Chief Financial Officer
500 Water Street, 15th Floor
Jacksonville, Florida 32202

> **Re: CSX Corporation**
> **Form 10-K for the year ended December 29, 2006**
> **Filed February 15, 2007**
> **File No. 001-08022**

Dear Mr. Munoz:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 29, 2006

Management's Discussion & Analysis

- General

1. Please revise your MD&A section in future filings to discuss any significant insurance recoveries, such as the ones related to Hurricane Katrina. Your disclosure should include a discussion of the following:
   - The type and amount of insurance proceeds received
   - Why the proceeds were received
   - What you plan on using the proceeds for
   - Classification of the insurance proceeds in the statement of cash flows
   - The effect on earnings of the insurance recovery and any related gain recognized

– Schedule of Contractual Obligations and Commercial Commitments, page 38

2. We note that your schedule of contractual obligations includes $73 million for "Agreements with Conrail". In light of the fact that Note 17 discloses several obligations to Conrail which in aggregate exceed $73 million, please explain to us and clarify in future filings the nature of the agreements reflected in the table.

Notes to the Financial Statements

Note 1. Nature and Expense Recognition

– Revenue and Expense Recognition, page 59

3. We note your disclosure that key estimates included in the recognition and measurement of revenue and related accounts receivable include incentive-based refunds to customers. Please explain to us the nature of this adjustment that reduces revenue and describe to us how the adjustments are calculated or determined. To the extent the amounts are material, please disclose the amounts of the revenue adjustments. Additionally, please revise your consolidated statements of operations to present revenue as "net revenues."

Note 5. Hurricane Katrina, page 67

4. We note your disclosure that in 2006 you recognized gains of $168 million on insurance recoveries from claims related to Hurricane Katrina and these gains were attributable to recovering amounts in excess of the net book value of fixed asset damages and to recording recoveries related to lost profits. Please provide us detail of how the $168 million gain amount was calculated or determined. As part of your response, please include the amount of cash that was received, and the amount of gain attributable to, each type of recovery (e.g., business interruption, recoveries related to lost profits, fixed asset damages, etc.).

Additionally, in light of your disclosure on page 67 that a final payment will be received once the Company and its insurers agree on the total value of the claim, please tell us tell us the amount of insurance proceeds you expect to receive in the future and whether you expect those proceeds to result in gain recognition.

In addition, please tell us and revise the notes to your financial statements to explain the nature of the insurance proceeds classified as cash flows from operating activities and cash flows from investing activities in your consolidated statements of cash flows.

Note17. Related Party Transactions, page 100

5. We note your disclosure that in 2006 you recognized a net gain of $26 million, after tax, related to additional property value received from Conrail in connection with the 2004 transaction. Please explain to us the nature of the transaction that occurred in 2006 which resulted in a gain being recognized. Please include in your response details regarding the nature of the assets received in 2006, the method used to value the assets recorded and how the gain was calculated or determined.

Forms 8-K furnished January 22, 2007, October 17, 2006, July 18, 2006

6. We note your disclosure of comparable surface transportation operating income and comparable earnings per share which are non-GAAP financial measures. In future filings, please include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i) of Regulation SK and Regulation G.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief